November 24, 2017

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncolix, Inc.
Amendment No. 2 to Form 8-K Filed November 3, 2017 File No. 000-555456

Dear Gentlemen:

This letter sets forth the responses of Oncolix, Inc., a Florida corporation (the “Company,” “Oncolix” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 22, 2017 concerning the Company’s Amendment No. 2 to the Form 8-K filed with the Commission on November 14, 2017 (“8-K/A”) (File No. 000-555456). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In addition to filing this response letter, we have contemporaneously filed a third amended Form 8-K (“Third Amended Form 8-K”), which includes our responses to your comments.

Amendment No. 2 to Form 8-K Filed November 14, 2017

Directors and Executive Officers, page 43

1.	Please expand the biographical information provided for Messrs. Youkey and Zajicek to discuss briefly the specific experiences, qualifications, attributes or skills that led to the conclusion that each director should serve in that capacity pursuant to Item 401(e)(1) of Regulation S-K. In addition, we note that Mr. Redman signs your Registration Statement on Form S-1 as Chief Financial Officer. To the extent Mr. Redman holds the title of Chief Financial Officer, please revise the table and his biographical information in this section as well as the signature page to reflect this title.

RESPONSE:

The disclosure required by Rule 401(e)(1) has been added for Messrs. Youkey and Zajicek as requested on page 44. Additionally, revisions have been made to both the table and biography of Mr. Redman on page 43 reflecting his additional title as Chief Financial Officer. This designation has been added to the signature page as well.

Regards,

By:	/s/ Thomas C Pritchard
Thomas C. Pritchard